BRIAN M. BROWN

ADMITTED IN VIRGINIA AND MICHIGAN

(804) 343-5023

bbrown@woodsrogers.com

September 17, 2013

VIA EDGAR CORRESPONDENCE

Mr. Jay Ingram, Legal Branch Chief

Ms. Melissa N. Rocha, Senior Assistant Chief Accountant

Mr. Kamyar Daneshvar, Staff Attorney

Ms. Nudrat Salik, Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Trex Company, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 19, 2013

Form 8-K

Filed August 6, 2013

Response dated August 29, 2013

File No. 1-14649

Dear Mr. Ingram, Ms. Rocha, Ms. Salik and Mr. Daneshvar:

On behalf of our client Trex Company, Inc. (“Trex” or the “Company”), we are providing responses to the Staff’s letter of comments, received September 5, 2013 (the “Staff Letter”), with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012, Filed February 19, 2013, Form 8-K, Filed August 6, 2013, Response dated August 29, 2013. This letter has been submitted by EDGAR.

Set forth below are Trex’s responses to the Staff Letter. For ease of reference, the Company’s responses are set forth below the full text of the correlative Staff comment. The numbered paragraphs in this letter correspond to the numbers contained in the Staff Letter. Page numbers referred to in the following paragraphs correspond to the page numbers of the Form 10-K. Capitalized terms that are not otherwise defined have the meanings given to them in the Form 10-K unless the context indicates otherwise.

Riverfront Plaza, West Tower / 901 East Byrd Street, Suite 1550 / Richmond, Virginia 23219

(804) 343-5020 / Fax (804) 343-5021

Offices also in Roanoke, Danville, Lynchburg

Mr. Jay Ingram, Legal Branch Chief

Ms. Melissa N. Rocha, Senior Assistant Chief Accountant

Mr. Kamyar Daneshvar, Staff Attorney

Ms. Nudrat Salik, Staff Accountant

September 17, 2013

Form 10-K for the Year Ended December 31, 2012

General

1.	Please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:

Please see the representation letter attached hereto as Exhibit A.

Form 8-K Filed August 6, 2013

2.	We note that you present full non-GAAP income statements which you describe as pro-forma. We believe that the presentation of a full non-GAAP income statement attaches undue prominence to the non-GAAP information, results in the creation of many additional non-GAAP measures (e.g. non-GAAP net sales, interest expense) and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will revise your presentation to provide relevant information to investors without providing full non-GAAP income statements in future filings. For additional guidance, please refer to Compliance and Disclosures Interpretation 102.10 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Additionally, the presentation of non-GAAP financial measures described as pro-forma net income and pro-forma earnings per share imply that these amounts are determined and presented pursuant to Article 11 of Regulation S-X. Given that it does not appear that these amounts are determined and presented pursuant to Article 11 of Regulation S-X, please retitle these non-GAAP financial measures or further advise.

Mr. Jay Ingram, Legal Branch Chief

Ms. Melissa N. Rocha, Senior Assistant Chief Accountant

Mr. Kamyar Daneshvar, Staff Attorney

Ms. Nudrat Salik, Staff Accountant

September 17, 2013

RESPONSE:

In future filings, Trex will revise its presentation to provide relevant information to investors without providing full non-GAAP income statements. In addition, Trex will retitle the pro-forma net income and pro-forma earnings per share in future filings.

We appreciate your assistance in review of Trex’s periodic filings. Please contact me at (804) 343-5023 if you have any questions or require any additional information.

Very truly yours,

/s/ Brian M. Brown Brian M. Brown

BMB:mwl

cc:	James E. Cline, Senior Vice President and Chief Financial Officer

William R. Gupp, Chief Administrative Officer, General Counsel and Secretary

Trex Company, Inc.

160 Exeter Drive

Winchester, Virginia 22603

September 17, 2013

VIA EDGAR CORRESPONDENCE

Mr. Jay Ingram, Legal Branch Chief

Ms. Melissa N. Rocha, Senior Assistant Chief Accountant

Mr. Kamyar Daneshvar, Staff Attorney

Ms. Nudrat Salik, Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Trex Company, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 19, 2013

Form 8-K

Filed August 6, 2013

Response dated August 29, 2013

File No. 1-14649

Dear Mr. Ingram, Ms. Rocha, Ms. Salik and Mr. Daneshvar:

In connection with your recent review of the Form 10-K for the Fiscal Year Ended December 31, 2012, filed February 19, 2013; Form 8-K, filed August 6, 2013; Response dated August 29, 2013; and Response dated September 10, 2013, the undersigned hereby acknowledges on behalf of Trex Company, Inc. (“Trex”) that:

•	Trex is responsible for the adequacy and the accuracy of the disclosure contained in the Form 10-K for the Fiscal Year Ended December 31, 2012, filed February 19, 2013; Form 8-K, Filed August 6, 2013; Response dated July 18, 2013; and Response dated September 10, 2013 filed by Trex;

•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	Trex may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

It is our understanding that you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving Trex.

Thank you for your attention to the foregoing.

Sincerely,

/s/ James E. Cline
James E. Cline
Senior Vice President & CFO
Trex Company, Inc.